21002599

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MAR 03 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50240

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Periculum Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Carter Green Suite 200
(No. and Street)

Carmel (City) Indiana (State) 46032 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fritz Schutte 317 836-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct. (Address) Lafayette (City) Indiana (State) 47909 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, FRANCIS J "FRITZ" SCHUTTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Periculum Advisors, LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA LYNN TEDER
Notary Public- Seal
State of Indiana
My Commission Expires Jun 26, 2021

Signature

MANAGING DIRECTOR & FINOP

Title

Laura Lynn Teder

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Periculum Advisors, LLC

Report on Audit of Financial Statements

December 31, 2020

THOMAS FAUST, CPA
Certified Public Accountant

PERICULUM ADVISORS, LLC

TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Periculum Advisors, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Periculum Advisors, LLC, as of December 31, 2020, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Periculum Advisors, LLC as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Periculum Advisors, LLC's management. My responsibility is to express an opinion on Periculum Advisors, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Periculum Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Periculum Advisors, LLC's financial statements. The supplemental information is the responsibility of Periculum Advisors, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC
d/b/a/ Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 16, 2021

PERICULUM ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

		2020
ASSETS		
ASSETS		
Cash and cash equivalents	$	490,550
Accounts receivable		-
Pretzels Investment		-
TOTAL ASSETS		490,550
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable to affiliated entity		9,000
Accounts payable		-
Accrued liabilities		9,013
TOTAL LIABILITIES		18,013
MEMBER'S EQUITY		
Member's equity		472,537
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	490,550

The accompanying notes are an integral part of the financial statements.

PERICULUM ADVISORS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

	2020
REVENUE	
Transaction fees	$ 3,071,415
Expense reimbursements	4,000
Gain(Loss) on investment	(20,257)
Interest income	-
TOTAL REVENUE	3,055,158
EXPENSES	
Meals, travel and entertainment	-
Management Fee Expense	36,000
Professional fees	14,400
Regulatory fees	13,146
Other administrative	30
TOTAL EXPENSES	63,576
NET INCOME	$ 2,991,582

The accompanying notes are an integral part of the financial statements.

PERICULUM ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	2020
BALANCE AT BEGINNING OF YEAR	$ 976,692
Member's distributions	(3,495,737)
Net Income	2,991,582
BALANCE AT END OF YEAR	$ 472,537

The accompanying notes are an integral part of the financial statements.

PERICULUM ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

		2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	2,991,582
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in operating assets:		
Investment in Pretzels		20,437
Increase (Decrease) in operating liabilities:		
Accounts payable		6,681
Net Cash Provided by Operating Activities		3,018,700
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's capital distributions		(3,028,945)
Net Cash (Used in) Financing Activities		(3,028,945)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(10,245)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		500,795
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	490,550
CASH PAID DURING THE YEAR FOR:		
Income Taxes	$	-
Interest	$	-
NON-CASH INVESTING AND FINANCING ACTIVITIES		
Distribution of Pretzels Investment	$	466,792

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Periculum Advisors, LLC (the Firm), was organized in 1995 as an Indiana limited liability company. The firm is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Firm which has one location in Carmel, Indiana, is wholly-owned by Periculum Capital Company, LLC (PCC). The primary business purpose is to provide advisory services related to corporate merger and acquisition transactions, the private placement of debt and equity financings and general corporate advisory services.

   The Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities and accordingly, claims exemption from SEC Rule 15c3-3, pursuant to the provision as a Non-Covered Firm.

b. Cash and Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. The Firm did not have any cash equivalents at December 31, 2020.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. As of December 31, 2020, the Firm had one bank account that exceeded the FDIC insurance limited by $240,015.

e. Accounts Receivable—Accounts Receivable consists of fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Basis of Presentation and Method of Accounting—The Firm's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP'), and presented on the accrual basis method of accounting.

g. Revenue Recognition—Fee revenue includes recurring professional services that are paid for the duration of the engagement, and success fees earned on completed mergers and acquisition transactions. Professional service revenues are recorded at the time services are performed, while success fees are recorded when the transaction is completed and the income is reasonably determinable. The Firm had open contracts at December 31, 2020 from which future income is expected.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement:

- Identify the contract with the customer
- Identify the performance obligation
- determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

NOTE 2: FAIR VALUE MEASUREMENTS

The Firm values its cash and cash equivalents at fair value, based on the Level 1 hierarchy and other investments on Level 3 established by ASC 820, Fair Value Measurements and disclosures.

NOTE 3: NOTE 4: INCOME TAX EXPENSE

As a limited liability company, the Firm is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Firm. The single member owner is also a limited liability company. The Firm is subject to certain state taxes; however, no provision for state income taxes is required at December 31, 2020.

Accounting principles generally accepted in the United States of American require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

Currently, all tax years subsequent to December 31, 2016 are open and subject to federal and state income tax examination by tax authorities. However, the Firm is not currently under audit nor has the Firm been contacted by any of these jurisdictions.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2020.

NOTE 5: UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The Firm is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as these terms are defined under the rule. At December 31, 2020, the Firm's net capital was $472,002 which was $467,002 in excess of its minimum net capital requirement.

NOTE 7: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2020, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement was prepared.

NOTE 8: RELATED PARTY TRANSACTIONS

The Firm is 100% owned by Periculum Capital Company, LLC and is subject to an expense sharing agreement with them that has been approved by FINRA. The agreement was amended on January 1, 2018 to reflect adjustments in expenses and is for a period of twelve months and will renew automatically for an additional twelve months if not cancelled prior to the renewal date of the contract. As of December 31, 2020, there is an accrued amount payable to Periculum Capital Company, LLC in the amount of $9,000.

NOTE 9: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 10: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at December 31, 2020. They concluded that there were no commitment or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

PERICULUM ADVISORS, LLC
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	472,537
Less nonallowable assets from Statement of Financial Condition		535
Net capital before haircuts on securities positions		472,002
Haircuts on securities		-
Net Capital	$	472,002
Aggregate Indebtedness	$	18,013
Net capital required based on aggregate indebtedness (6-2/3%)		1,201

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Excess Net Capital		467,002

COMPUTATION OF AGGREGATE INDEBTEDNESS

(A) - 10% of total aggregate indebtedness		1,801
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	466,002
Percentage of Aggregate Indebtedness to Net Capital		3.82%

FOCUS PART IIA RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

There are no material differences between the above computation and the computation included in the most recently filed FOCUS Report, Part IIA Form X-17a-5 at December 31, 2020

PERICULUM ADVISORS, LLC
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2020

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Periculum Advisors, LLC is exempt from Rule 15c3-3 under the provision as a Non-Covered Firm.

PERICULUM ADVISORS, LLC
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2020

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Periculum Advisors, LLC is exempt from Rule 15c3-3 under the provision as a Non-Covered Firm.

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

[redacted]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Member
Periculum Advisors, LLC

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Periculum Advisors, LLC and the SIPC, solely to assist you and SIPC in evaluating Periculum Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Periculum Advisors, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Periculum Advisors, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the Periculum Advisors, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
February 16, 2021

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

[redacted]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Periculum Advisors, LLC

I have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which (1) Periculum Advisors, LLC, identified the following provision of 17 C.F.R. § 15c3-3 under which Periculum Advisors, LLC claimed exemption from 17 C.F.R. §240.15c3-3: Non-Covered Provision, and (2) Periculum Advisors, LLC stated that Periculum Advisors, LLC to the best of their knowledge there were no exceptions to the exemption provisions during the year under review or subsequent to year end and the firm has not received any regulatory correspondence from the SEC regarding the exemption provisions. Periculum Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Periculum Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in Non-Covered Firm Provision Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
February 16, 2021

Periculum Advisors, LLC

February 5, 2021

Re: 15c3-3 Exemption Provisions

Periculum Advisors, LLC claimed an exemption as a Non-Covered Firm because the Company limits its business activities exclusively to receiving transaction-based compensation for effecting merger and acquisition opportunities for clients. The firm (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) does not carry customer accounts, (3) does not carry PAB accounts (as defined in Rule 15c3-3). To the best of our knowledge there were no exceptions to the exemption provisions during the year under review or subsequent to year end and the firm has not received any regulatory correspondence from the SEC regarding the exemption provisions.

Respectfully,

Francis J. "Fritz" Schutte
Financial and Operations Principal
Managing Director

FJS

4 Center Green, Suite 200, Carmel, Indiana 46032
317.636.1800 • Fax: 317.636.1801 • fschutte@periculumcapital.com
Member FINRA-Member SIPC